April 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:    Pershing Square SPARC Holdings, Ltd./DE

Amendment No. 6 to the Registration Statement on Form S-1/A

Filed March 24, 2023

File No. 333-261376

Ladies and Gentlemen:

On behalf of Pershing Square SPARC Holdings, Ltd., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 11, 2023 with respect to the Company’s Amended Registration Statement on Form S-1 (“Amendment No. 6,” and the registration statement, as amended from time to time, the “Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 7 to the Registration Statement, filed on April 13, 2023 (“Amendment No. 7”). Amendment No. 7 includes revisions by the Company to address the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 7.

Securities and Exchange Commission

April 13, 2023

Capitalization, page 105

1.	Please tell us how you determined it was unnecessary to present the sale of the sponsor warrants within your capitalization table.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is not aware of any line item requirement that would require the capitalization table to include the proceeds of the sale of the Sponsor Warrants. Moreover, the Company does not believe that inclusion of the proceeds from the sale of the Sponsor Warrants in the capitalization table provides meaningful additional information to investors, both because the sale and issuance of the Sponsor Warrants gives rise to a corresponding and offsetting liability on the Company balance sheet (such that no additional equity capitalization results from the sale of the Sponsor Warrants), and because the “Use of Proceeds” section reflects the cash effect of the issuance of the Sponsor Warrants and use of the proceeds therefrom. The Company further advises the Staff that it has revised the lead-in to the Capitalization section to more accurately reflect this approach.

Description of Securities Valuation of Sponsor Warrants, page 176

2.

We note your disclosure that other blank check companies have sold 20% of their common stock to their sponsors for nominal consideration, typically $25,000. Please tell us what consideration you gave to also referencing the private placements of sponsor warrants or units containing shares and warrants exercisable at 115% of the unit IPO price in connection with offerings by other blank check companies.

Response: The Company respectfully acknowledges the Staff’s comment and advises that Staff that it has revised its disclosure on page 176 to reference that SPAC offerings also typically include the sale of warrants to sponsors at an exercise price 15% above their IPO price.

Securities and Exchange Commission

April 13, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Stephen Fraidin at (212) 504-6600 or Gregory P. Patti, Jr. at (212) 504-6780 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

Stephen Fraidin

Gregory P. Patti, Jr.

Via-E-mail:

cc:	William A. Ackman, Chairman, Chief Executive Officer, and Director of Pershing Square SPARC Holdings, Ltd./DE
Michael Gonnella, Chief Financial Officer of Pershing Square SPARC Holdings, Ltd./DE
Steve Milankov, Corporate Secretary of Pershing Square SPARC Holdings, Ltd./DE